                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT [FEE REQUIRED]
                  For the fiscal year ended December 31, 1994.

                                       OR

               [_] TRANSACTION REPORT PURSUANT TO SECTION 1(d)
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (Puerto Rico)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.,
                             World Financial Center
                                  North Tower
                                250 Vesey Street
                           New York, N.Y. 10281-1334

     Financial Statements.
     --------------------

     Financial Statements for the Year Ended December 31, 1994 and Period January 11, 1993 (Date of Inception) to December 31, 1993.

     The financial statements required to be filed hereunder appear commencing at page 1 hereof.


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                       Merrill Lynch & Co., Inc.
                                       401(k) Savings & Investment Plan
                                       (Puerto Rico)


Date: June 27, 1995                    By: /s/ Daniel C. Rowland
                                           -----------------------------
                                           Daniel C. Rowland
                                           Chairman, Administrative Committee
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                 THE MERRILL LYNCH & CO., INC.
                 401(k) SAVINGS & INVESTMENT PLAN
                 (PUERTO RICO)

                 FINANCIAL STATEMENTS FOR THE
                 YEAR ENDED DECEMBER 31, 1994 AND
                 PERIOD JANUARY 11, 1993 (DATE OF INCEPTION) TO
                 DECEMBER 31, 1993

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN (PUERTO RICO)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993

- -----------------------------------------------------------------------------------------------
ASSETS:                                                                      1994       1993
Investment in common stock, at quoted market value:
  Merrill Lynch & Co., Inc. (cost - 1994, $98,337; 1993, $47,392;
    and units - 1994, 2,626; 1993, 1,295)                                   $ 93,870   $ 54,377
Investments in funds and trusts, at quoted market value:
  Merrill Lynch Basic Value Fund, Inc. (cost - 1994, $61,966;
    1993, $24,762; and units - 1994, 2,684; 1993, 1,086)                      59,986     25,383
  Merrill Lynch Capital Fund, Inc. (cost - 1994, $32,590; 1993,
    $14,949; and units - 1994, 1,180; 1993, 540)                              30,316     15,104
  Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio
    (cost - 1994, $3,851; 1993, $4,983; and units - 1994, 331;
     1993, 402)                                                                3,505      4,809
  Merrill Lynch Global Allocation Fund, Inc. (cost - 1994, $107,945;
    1993, $46,803; and units - 1994, 8,313; 1993, 3,698)                     101,671     48,889
  Merrill Lynch Growth Fund for Investment and Retirement (cost -
    1994, $91,492; 1993, $39,437; and units - 1994, 5,202; 1993, 2,316)       90,979     40,481
  Merrill Lynch Pacific Fund (cost - $1,358; and units - 59)                   1,242        -
  Merrill Lynch Equity Index Trust Tier III (cost - 1994, $5,461;
    1993, $2,713; and units - 1994, 196; 1993, 99)                             5,765      2,887
  Merrill Lynch Technology Fund (cost - $2,158 and units - 374)                1,957        -
  GSIF U.S. Government Zero Coupon Bond Series 3 - Various trusts
    (cost - 1994, $15,369; 1993, $7,187; and units - 1994, 244;
    1993, 113)                                                                15,151      7,497
  Merrill Lynch Retirement Preservation Trust (cost - 1994, $1,252;
    1993, $544; and units - 1994, 1,252; 1993, 544)                            1,252        544
  Merrill Lynch Retirement Reserves Money Fund (cost - 1994,
    $17,273; 1993, $8,487; and units - 1994, 17,273; 1993, 8,487)             17,273      8,487
 Investment in Merrill Lynch Cash Management Account Money Fund                1,870      6,956
                                                                            --------   --------
           Total investments                                                 424,837    215,414

  Cash                                                                         9,469     13,646
                                                                            --------   --------

NET ASSETS AVAILABLE FOR BENEFITS                                           $434,306   $229,060
                                                                            ========   ========

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN (PUERTO RICO)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 AND PERIOD JANUARY 11, 1993 (DATE
OF INCEPTION) TO DECEMBER 31, 1993
- ---------------------------------------------------------------


                                               1994        1993
ADDITIONS:
  Investment (loss) income:
    Realized (loss) gain on sale of
     investments                           $ (1,138)   $    242
    Unrealized (depreciation)
     appreciation in fair value of
     investments                            (27,285)     11,201
    Dividends and interest                   17,296      10,943
                                           --------    --------

           Total investment (loss)
            income                          (11,127)     22,386

  Contributions to the Plan by the
   Company                                   31,845      26,661
  Contributions to the Plan by the
   employees                                186,268     180,013
                                           --------    --------

           Total additions                  206,986     229,060
                                           --------    --------

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                 1,740       -
                                           --------    --------

NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                               205,246     229,060

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                       229,060       -
                                           --------    --------

  End of period                            $434,306    $229,060
                                           ========    ========

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